*AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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10029329

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BondDesk Trading LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

350 Madison Ave 22nd Floor
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann DiGiorgio **706-431-3419**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

One California Street, Suite 2300 **San Francisco** **CA** **94111**
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 3/14

OATH OR AFFIRMATION

I, Ann DiGiorgio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BondDesk Trading LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ann DiGiorgio
Financial and Operations Principal

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement in Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

December 31, 2009

Contents

ACKNOWLEDGMENT

State of: California

County of: San Diego

On February 17, 2010, before me, K. Castaneda, Notary Public
(name and title of the officer)

personally appeared Ann Di Giorgio

who proved to me on the basis of satisfactory evidence to be the person (s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity (ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

K. Castaneda
Signature of Notary Public

K. CASTANEDA
COMM #1856297
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. JUNE 29, 2013

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424

T 415.986.3900
F 415.986.3916
www.GrantThornton.com

Report of Independent Certified Public Accountants

To the Member of
BondDesk Trading LLC (a wholly-owned subsidiary of BondDesk Group LLC)

We have audited the accompanying statement of financial condition of BondDesk Trading LLC (the "Company") as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. Our audit of the basic financial statements included the supplemental schedule listed in the index appearing under Schedule I. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplemental schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondDesk Trading LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related supplemental schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Grant Thornton LLP

San Francisco, California
February 23, 2010

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 3,072,476
Usage fees receivable, net	7,860,414
Receivable from clearing broker	118,493
Due from BondDesk Group LLC	88,432,541
Other assets	301,383
Property and equipment, net	127,862
Total assets	$ 99,913,169
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 500,107
Total liabilities	500,107
Member's equity	99,413,062
Total liabilities and member's equity	$ 99,913,169

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF INCOME

Year ended December 31, 2009

Revenues	
Usage fees, net	$ 66,200,200
Trading revenue	1,737,699
Interest	1,255
Total revenues	67,939,154
Expenses	
Service fees	19,983,842
Salary and related expense	7,987,916
Data & data communications	1,716,258
Clearing charges	848,217
Travel expense	539,667
Professional fees	474,305
Occupancy expense	425,837
Promotional fees	371,684
Office supplies & expenses	189,051
Telecommunication	219,595
Depreciation	88,112
Membership fees	49,053
Regulatory expense	80,378
Other expenses	397,928
Total expenses	33,371,843
Net income	$ 34,567,311

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2009

Member's equity, January 1, 2009	$ 65,845,751
Distribution to member	(1,000,000)
Net income	34,567,311
Member's equity, December 31, 2009	$ 99,413,062

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Net income	$ 34,567,311
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	88,112
Net changes in assets and liabilities:	
Usage fees receivable	4,243,392
Receivable from clearing broker	(71,542)
Other assets	(85,366)
Accounts payable and accrued liabilities	354,816
Net cash provided by operating activities	39,096,723
Cash flows from investing activities	
Purchases of property and equipment	(33,636)
Net cash used in investing activities	(33,636)
Cash flows from financing activities	
Due from BondDesk Group LLC	(38,302,901)
Distribution to member	(1,000,000)
Net cash used in financing activities	(39,302,901)
Net decrease in cash	(239,814)
Cash and cash equivalents, beginning of year	3,312,290
Cash and cash equivalents, end of year	$ 3,072,476

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS

BondDesk Trading LLC (the "Company") was incorporated as a Limited Liability Corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.). The Company is a wholly owned subsidiary of BondDesk Group LLC ("BondDesk") a Delaware Limited Liability Company, which in turn is wholly owned by NBD Holdings Corp. The Company's primary business is to operate, for its broker/dealer clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk. The Company provides its broker/dealer clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities. In August 2003, BondDesk Trading established a riskless principal division, titled BondDesk Direct. BondDesk Direct provides execution services to small and mid-sized dealers. In February 2007, the Company established another riskless principal division, titled BondDesk Institutional that provides execution services on a non-disclosed basis for institutional customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Significant estimates include the provision for trading adjustments and the allowance for doubtful accounts.

Subsequent events have been evaluated through February 23, 2010, the date these financial statements were available to be issued.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consist of money market deposits held at a large financial institution.

Usage Fees Receivable

The Company evaluates the probability of collecting usage fees receivable on an ongoing basis and records an allowance to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of December 31, 2009, the Company did not have an allowance for doubtful accounts as it determined all receivables to be collectible.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

Financial Instruments

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in on or off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2009.

Off Balance-Sheet Risk and Concentration of Credit Risk

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2009.

Revenue Recognition

Usage fees revenue and related expenses from broker/dealer securities transactions are recorded on a trade date basis. Usage fees are presented in the statement of income, net of trade adjustments to customers of $829,844 for 2009.

Trade adjustments are generally issued to customers as a result of trade count adjustments. The Company establishes the allowance for trading adjustments based on several factors including amount of trading revenue recorded and historical experience. The balance in the allowance for trading adjustments account, reflected as a reduction in usage fees receivable, at December 31, 2009 was $150,000 representing estimated unissued credits related to 2009 revenue.

Customers' securities transactions (trading revenue) and related usage fee revenue and expenses are reported on a settlement date basis. Trading revenue related to the Company's BondDesk Direct division for the year ended December 31, 2009 was approximately $1,286,000. Trading revenue related to the Company's BondDesk Institutional division was approximately $451,000 for the year ended December 31, 2009.

NOTE 3 – OTHER ASSETS

Other assets include $75,000 as a deposit with National Financial Services LLP ("NFS") through which the Company clears its trades. This deposit is covered under a Proprietary Accounts of Introduction Brokers ("PAIB") agreement with NFS.

NOTE 4 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2009:

Computer equipment and software	$ 201,735
Furniture and equipment	35,557
Leasehold improvements	353,063
	590,355
Less: accumulated depreciation	(462,493)
	$ 127,862

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company's financial statements reflect expenses related to two operating leases, the New York office lease and the Carlsbad office lease. These leases are the obligation of BondDesk Group who has adequate resources independent of the broker dealer to pay the obligation. These fees are reflected on the Company's financial statements in accordance with an expense-sharing agreement with BondDesk. The Carlsbad lease includes an escalation clause requiring pro rata share of increases in operating expenses and real estate taxes of the building above a 2006 base year.

Future minimum rental commitments under such leases are as follows:

Year ending December 31,	
2010	$ 383,992
2011	188,125
Total	$ 572,117

Rent expense for the year ended December 31, 2009 was $425,837.

Market Data Fees

In July 2008, BondDesk entered into an agreement with a vendor which provides BondDesk with a license to receive and use various market data supplied by the vendor. The agreement runs through June 30, 2011. BondDesk allocates a portion of the fees associated with the agreement to the Company. Allocated fees for 2009 are $657,000 and estimated fees for the years ended 2010 and 2011 are expected to be approximately $685,000 and $342,000, respectively. The fees are included in data and data communication expense on the Company's income statement.

NOTE 6 – INCOME AND OTHER TAXES

As a limited liability wholly-owned subsidiary of BondDesk, the Company is treated as a disregarded entity in accordance with the Internal Revenue Code and applicable state laws. No provision is made in the financial statements of the Company for income taxes and the Company has no uncertain tax positions. However, the Company was subject to entity level state and city taxes of $43,347 in 2009, which has been included as part of other expenses in the accompanying statement of income.

NOTE 7 – RELATED PARTY TRANSACTIONS

In December 2003, the Company entered into a formal expense-sharing agreement with BondDesk. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk, requires expenses paid on behalf of the Company by BondDesk to be reimbursed or directly paid by the Company. The total expense pursuant to the expense-sharing and licensing agreements was approximately $29.2 million during the year ended December 31, 2009.

The Company deposits amounts received from its customers into a centralized lockbox which transmits funds directly into a BondDesk account. Such cash receipts, net of amounts payable to BondDesk pursuant to the expense-sharing and licensing agreements has resulted in an intercompany balance due from BondDesk of approximately $88 million as of December 31, 2009.

A certificate of deposit ("CD") is being held as a security deposit on the New York office lease agreement for $80,625, an amount equivalent to three months rent. The CD is held in the name of BondDesk Group on behalf of the Company.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $2,704,412 which was $2,604,412 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 18.49% at December 31, 2009. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 120% of its required minimum amount.

Proprietary accounts, the assets held at the clearing broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is exempt from SEC rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

SUPPLEMENTAL SCHEDULE

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL

December 31, 2009

Net capital		
Member's equity	$	99,413,062
Non-allowable assets:		
Usage fees receivable		7,860,414
Due from BondDesk Group LLC		88,432,541
Property and equipment, net		127,862
Other assets		226,383
Net capital before haircuts		2,765,862
Other		61,450
Net capital	$	2,704,412
Aggregate indebtedness	$	500,107
Computation of basic net capital requirement		
6 2/3% of aggregate indebtedness (A)	$	33,340
Minimum dollar net capital requirement (B)	$	100,000
Net capital requirement (greater of (A) or (B))	$	100,000
Excess net capital	$	2,604,412
Ratio of aggregate indebtedness to net capital		18.49%

There are no differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Reports as of December 31, 2009, as amended on February 12, 2010.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424
T 415.986.3900
F 415.986.3916
www.GrantThornton.com

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Member of
Bond Desk Trading LLC

In planning and performing our audit of the financial statements and supplemental schedule of BondDesk Trading LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

San Francisco, California
February 23, 2010